SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ultrak, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

903898401
(Cusip Number)

Thomas W. Briggs
201 Main Street, Suite 2500
Fort Worth, Texas 76102
(817) 878-3521
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2002
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**As specified in the introductory paragraph herein, this filing also constitutes (i) in the case of Victoria & Eagle Strategic Fund, Ltd., Amendment No. 3 to its previously filed Schedule 13D, and (ii) in the case of George K. Broady, Amendment No 5. to his previously filed Schedule 13D.

1.     Name of Reporting Person:

          Victoria & Eagle Strategic Fund, Ltd.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: WC

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  Cayman Islands

                        7.     Sole Voting Power: 2,120,000
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  2,391,318 (1)(2)
Person
With
                       10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,391,318 (1)(2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           /   /

13.     Percent of Class Represented by Amount in Row (11):  16.7%

14.     Type of Reporting Person:  CO

------------
(1)  Does not give effect to the super voting rights of the Issuer's Preferred Stock discussed in Section 5 hereof.
(2)  For a discussion of the conversion rate of the Issuer's Preferred Stock, see Item 5 hereof.

1.     Name of Reporting Person:

        George K. Broady

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  USA

                        7.     Sole Voting Power:  1,688,802
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power: 1,688,802
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,688,802

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  11.7%

14.     Type of Reporting Person:  IN

1.     Name of Reporting Person:

        Vance Campbell

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  USA

                        7.     Sole Voting Power:  215,890
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  215,890
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         215,890

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  1.5%

14.     Type of Reporting Person:  IN

1.     Name of Reporting Person:

        Thomas C. Campbell

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  USA

                        7.     Sole Voting Power:  267,000
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  267,000
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         267,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  1.9%

14.     Type of Reporting Person:  IN

1.     Name of Reporting Person:

        George Vincent Broady

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  OO -- Gift

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  USA

                        7.     Sole Voting Power:  78,596
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  78,596
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         78,596

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  0.6%

14.     Type of Reporting Person:  IN

1.     Name of Reporting Person:

        Lynn B. Kinney

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  OO -- Gift

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  USA

                        7.     Sole Voting Power:  302,687 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  302,687 (1)
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         302,687 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  2.2%

14.     Type of Reporting Person:  IN

(1) Solely in her capacity as a controlling person of each of Cantrell Partners, Ltd. Partnership and The Lynn A. Broady, Brunde E. Broady & John M. Broady Suttmeier Opportunity Trust with respect to 155,000 and 104,802 shares of the Common Stock, respectively.

1.     Name of Reporting Person:

        Cantrell Partners, Ltd. Partnership

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  OO -- Gift

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  Texas

                        7.     Sole Voting Power:  155,000
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  155,000
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         155,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  1.1%

14.     Type of Reporting Person:  PN

1.     Name of Reporting Person:

        The Lynn A. Broady, Brunde E. Broady & John M. Broady Suttmeier Opportunity Trust

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  OO -- Gift

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  Texas

                        7.     Sole Voting Power:  104,802
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  104,802
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         104,802

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  0.7%

14.     Type of Reporting Person:  OO -- Trust

          Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated November 7, 2002 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Ultrak, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D. This Schedule 13D Statement also constitutes (i) in the case of Victoria & Eagle Strategic Fund, Ltd., Amendment No. 3 to its Schedule 13D Statement dated October 29, 2001, as amended by Amendment No. 1 dated January 25, 2002, as amended by Amendment No. 2 dated November 7, 2002, relating to the Common Stock of the Issuer, and (ii) with respect to George K. Broady, Amendment No. 5 to his Schedule 13D Statement dated January 15, 1988, as amended by Amendment No. 1 dated October 23, 2001, as amended by Amendment No. 2 dated November 14, 2001, as amended by Amendment No. 3 dated January 18, 2002, as amended by Amendment No. 4 dated November 7, 2002, relating to the Common Stock of the Issuer.

Item 2.          IDENTITY AND BACKGROUND

     Item 2(f) is hereby amended and restated in its entirety as follows:

     (f)     Broady, V. Campbell, T. Campbell, G. V. Broady and L. Kinney are all citizens of the United States of America.  Conti is an Italian citizen; Marmont is a dual citizen of Italy and Switzerland; and Rumball is a citizen of the United Kingdom. The citizenship of each Bank Controlling Person is set forth opposite the name of such Bank Controlling Person on Exhibit 99.1 hereto, which is incorporated by reference herein.

Item 4.          PURPOSE OF TRANSACTION

     Item 4 is hereby amended by adding at the end thereof the following:

     In addition, the Reporting Persons are of the view that any action taken by the Board of Directors outside the ordinary course of business or not in furtherance of the Honeywell transaction will be viewed by the Reporting Persons as a hostile act. Furthermore, the Reporting Persons are of the view that the Board of Directors and management of the Issuer have a fiduciary obligation to complete the Honeywell transaction within the time frame and the other terms and conditions provided for in the Honeywell agreement.

      On November 12, 2002, the following letter was sent on behalf of VESF to Mr. Oliver Stahel, Mr. Michael Morris and Mr. Gerard Codeluppi, directors of the Issuer:

November 12, 2002

Dear Director:

        As you know, our client Victoria & Eagle Strategic Fund, Ltd., is part of a Schedule 13D group that has declared its intention to secure the dismissal or resignation of Ultrak, Inc.'s Chief Executive Officer and a majority of its Board of Directors.

       Accordingly, our client has asked us to write to you on its behalf to demand your resignation from the Board of Directors.  In addition, prior to such resignation, Victoria & Eagle demands that you and the Board take the following actions:

                      (i)  remove Niklaus F. Zenger from his positions as Chairman of the Board of Directors and
             Chief Executive Officer;

                      (ii)  appoint Bryan Tate as interim Chairman of the Board and Chief Executive Officer; and

                      (iii)  refrain from taking any action with respect to arrangements concerning current management or directors.

         Victoria & Eagle would also like to emphasize once again that any action outside the ordinary course of business, and not in furtherance of the Honeywell transaction, will be viewed as a hostile act.

          Our client believes that your fiduciary duties as a director of a Delaware corporation require no less than this. Should you fail in your duty, our client intends to do everything in its power as Ultrak's largest shareholder to hold you personally and directly liable for the consequences as permitted by Delaware law. Our client, finally, sincerely hopes that you will act in accordance with this letter, in furtherance of the Honeywell transaction, and in the best interests of Ultrak and its shareholders, and that a public proxy contest will consequently prove unnecessary.

                                                               Very truly yours,

                                                               /s/ Thomas W. Briggs

                                                               Thomas W. Briggs

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.          INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows:

(a)

Reporting Persons

VESF

Pursuant to Rule 13d-3 of the Act, VESF beneficially owns 2,391,318 shares of the Common Stock, which constitutes approximately 16.7% of the outstanding shares of the Common Stock.  The total number of shares of Common Stock beneficially owned by VESF is comprised of the 2,120,000 shares of Common Stock and the 271,318 shares of Common Stock into which VESF's 130,233 shares of Preferred Stock are convertible at the rate of 2.08333 shares of Common Stock per each share of Preferred Stock.  Although the conversion rate specified in the Issuer's Certificate of Incorporation is 2.083 (which would result in VESF owning 271,275 shares of Common Stock on an as converted basis), the Certificate also specifies a liquidation value of $5.00 and a conversion price of $2.40 (which is equivalent to a conversion rate of 2.08333, which, in turn, would result in VESF owning 271,318 shares of Common Stock on an as converted basis); the Issuer, however, takes the position that 2.08333 is the conversion rate. VESF's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by it by 14,317,906, which represents the 271,318 shares of Common Stock into which VESF's 130,233 shares of Preferred Stock are convertible at the rate of 2.08333 shares of Common Stock per each share of Preferred Stock and the 14,046,588 shares of Common Stock reported as outstanding in the Issuer's Preliminary Proxy Statement filed with the Securities and Exchange Commission on November 8, 2002 (the "Preliminary Proxy Statement").  For purposes of calculating this percentage, it was assumed that no party owning Preferred Stock, other than VESF, had converted such stock into shares of Common Stock.

Broady

Pursuant to Rule 13d-3 of the Act, Broady beneficially owns 1,688,802 shares of the Common Stock, which constitutes approximately 11.7% of the outstanding shares of the Common Stock.  Mr. Broady's 1,688,802 shares include (i) 1,339,718 shares held by Mr. Broady individually, (ii) 149,084 shares that Broady has the right to acquire through the exercise of Issuer stock options vesting on or before the sixtieth day following the date hereof, and (iii) 200,000 shares that Broady has the right to acquire upon exercise of outstanding Issuer warrants.  Broady's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by him by 14,395,672, which represents the 149,084 shares of Common Stock that Broady has the right to acquire through the exercise of Issuer stock options vesting on or before the sixtieth day following the date hereof, 200,000 shares that Broady has the right to acquire upon exercise of outstanding Issuer warrants, and the 14,046,588 shares of Common Stock reported as outstanding in the Preliminary Proxy Statement.

V. Campbell

Pursuant to Rule 13d-3 of the Act, V. Campbell beneficially owns 215,890 shares of the Common Stock, which constitutes approximately 1.5% of the outstanding shares of the Common Stock.  V. Campbell's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by him by the 14,046,588 shares of Common Stock reported as outstanding in the Preliminary Proxy Statement.

T. Campbell

Pursuant to Rule 13d-3 of the Act, T. Campbell beneficially owns 267,000 shares of the Common Stock, which constitutes approximately 1.9% of the outstanding shares of the Common Stock.  T. Campbell's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by him by the 14,046,588 shares of Common Stock reported as outstanding in the Preliminary Proxy Statement.

G. V. Broady

Pursuant to Rule 13d-3 of the Act, G. V. Broady beneficially owns 78,596 shares of the Common Stock, which constitutes approximately 0.6% of the outstanding shares of the Common Stock.  G. V. Broady's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by him by the 14,046,588 shares of Common Stock reported as outstanding in the Preliminary Proxy Statement.

L. Kinney

In her capacity as a controlling person of each of Cantrell Partners and the Trust and because of her individual ownership of 42,885 shares of the Common Stock, L. Kinney may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of  302,687 shares of the Common Stock, which constitutes approximately 2.2% of the outstanding shares of the Common Stock.  L. Kinney's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by her by the 14,046,588 shares of Common Stock reported as outstanding in the Preliminary Proxy Statement.

Cantrell Partners

Pursuant to Rule 13d-3 of the Act, Cantrell Partners beneficially owns 155,000 shares of the Common Stock, which constitutes approximately 1.1% of the outstanding shares of the Common Stock.  Cantrell Partners' percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by it by the 14,046,588 shares of Common Stock reported as outstanding in the Preliminary Proxy Statement.

The Trust

Pursuant to Rule 13d-3 of the Act, the Trust beneficially owns 104,802 shares of the Common Stock, which constitutes approximately 0.7% of the outstanding shares of the Common Stock.  The Trust's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by it by the 14,046,588 shares of Common Stock reported as outstanding in the Preliminary Proxy Statement.

Controlling Persons

In their capacities as controlling persons of VESF, each of (i) Conti, (ii) Marmont, and (iii) Rumball, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,391,318 shares of the Common Stock, which constitutes approximately 16.7% of the outstanding shares of the Common Stock.

The Bank, as the majority equity owner of VESF, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,391,318 shares of the Common Stock, which constitutes approximately 16.7% of the outstanding shares of the Common Stock.

In their capacities as controlling persons of the Bank, each of the Bank Controlling Persons may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,391,318 shares of the Common Stock, which constitutes approximately 16.7% of the outstanding shares of the Common Stock.

In her capacity as a controlling person of each of Cantrell Partners and the Trust and because of her individual ownership of 42,885 shares of the Common Stock, L. Kinney, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 302,687 shares of the Common Stock, which constitutes approximately 2.2% of the outstanding shares of the Common Stock.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.

(b)

Reporting Persons

VESF

VESF has the sole power to vote or to direct the vote of 2,120,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 2,391,318 shares of the Common Stock.  The Preferred Stock carries with it super-voting rights, giving each holder thereof 16.667 votes per share of Preferred Stock held on any matter submitted to stockholders for a vote.  However, these super-voting rights have no present effect on VESF's voting power as it has already granted Mr. Zenger the right to vote its 130,233 shares of Preferred Stock pursuant to a voting agreement dated January 10, 2002 (as amended on June 10, 2002).  Therefore, on any matter submitted to stockholders for a vote, VESF would have 2,120,000 votes during the term of such voting agreement.  See Item 6 below.

Broady

Broady has the sole power to vote or to direct the vote of 1,688,802 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 1,688,802 shares of the Common Stock.

V. Campbell

V. Campbell has the sole power to vote or to direct the vote of 215,890 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 215,890 shares of the Common Stock.

T. Campbell

T. Campbell has the sole power to vote or to direct the vote of 267,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 267,000 shares of the Common Stock.

G. V. Broady

G. V. Broady has the sole power to vote or to direct the vote of 78,596 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 78,596 shares of the Common Stock.

L. Kinney

In her capacity as a controlling person of each of Cantrell Partners and the Trust,, L. Kinney has the sole power to vote or to direct the vote of 259,802 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 259,802 shares of the Common Stock.  In addition, in her individual capacity, L. Kinney has the sole power to vote or to direct the vote of 42,885 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 42,885 shares of the Common Stock.

Cantrell Partners

Cantrell Partners has the sole power to vote or to direct the vote of 155,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 155,000 shares of the Common Stock.

The Trust

The Trust has the sole power to vote or to direct the vote of 104,802 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 104,802 shares of the Common Stock.

Controlling Persons

In their capacities as controlling persons of VESF, each of (i) Conti, (ii) Marmont, and (iii) Rumball has the shared power to vote or to direct the vote of 2,120,000 shares of the Common Stock, and the shared power to dispose or to direct the disposition of 2,391,318 shares of the Common Stock.

The Bank, as the majority equity owner of VESF, has the sole power to vote or direct the vote of 2,120,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 2,391,318 shares of the Common Stock.

In their capacities as controlling persons of the Bank, each of the Bank Controlling Persons has the shared power to vote or to direct the vote of 2,120,000 shares of the Common Stock, and the shared power to dispose or to direct the disposition of 2,391,318 shares of the Common Stock.

In her capacity as a controlling person of each of Cantrell Partners and the Trust, L. Kinney has the sole power to vote or to direct the vote of 259,802 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 259,802 shares of the Common Stock.  In addition, in her individual capacity, L. Kinney has the sole power to vote or to direct the vote of 42,885 shares of the Common Stock, and the sole power to dispose or direct the disposition of 42,885 shares of the Common Stock.

(c)     During the past 60 days, none of the Reporting Persons have purchased or sold any shares of the Common Stock nor have they purchased or sole any shares of the Preferred Stock

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Common Stock during the past 60 days.

(d)     Each of the Reporting Persons affirms that no person other than the Item 2 Persons has the right to receive  or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by such Reporting Person.

(e)     Not Applicable.

Item 7.          MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 99.1     List of Officers and Directors of BIPIELLE Bank (filed herewith).

Exhibit 99.2     Stock Purchase Agreement, dated September 27, 2001, between Ultrak, Inc. and Niklaus Zenger
                       (incorporated by reference to Exhibit 99.2 to the Statement on Schedule 13D filed by Victoria &
                       Eagle Strategic Fund, Ltd. on October 29, 2001).

Exhibit 99.3     Agreement dated October 29, 2001 between Niklaus Zenger and Victoria & Eagle Strategic Fund,
                       Ltd. (incorporated by reference to Exhibit 99.3 to Amendment No. 1 to the Statement on Schedule
                       13D filed by Victoria & Eagle Strategic Fund, Ltd. on January 25, 2002).

Exhibit 99.4     Share Purchase Agreement, dated October 23, 2001, between Niklaus Zenger and George Broady
                       (incorporated by reference to Exhibit 99.4 to Amendment No. 1 to the Statement on Schedule 13D
                        filed by Victoria & Eagle Strategic Fund, Ltd. on January 25, 2002).

Exhibit 99.5     Amendment to the Share Purchase Agreement Dated November 7, 2001 (incorporated by reference to Exhibit 99.5 to Amendment No. 1 to the Statement on Schedule 13D filed by Victoria & Eagle
                      Strategic Fund, Ltd. on January 25, 2002).

Exhibit 99.6     Purchase and Voting Agreement, dated January 10, 2002, between Niklaus Zenger and Victoria &
                       Eagle Strategic Fund, Ltd. (incorporated by reference to Exhibit 99.6 to Amendment No. 1 to the
                       Statement on Schedule 13D filed by Victoria & Eagle Strategic Fund, Ltd. on January 25, 2002).

Exhibit 99.7     Amendment to Purchase and Voting Agreement, dated June 10, 2002, between Niklaus Zenger and
                       Victoria & Eagle Strategic Fund, Ltd. (previously filed).

Exhibit 99.8     Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii) (previously filed).


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  November 13, 2002

/s/ Robin B. Connor
Robin B. Connor,

Attorney-in-Fact for:
VICTORIA & EAGLE STRATEGIC FUND, LTD.
GEORGE K. BROADY
VANCE CAMPBELL
THOMAS C. CAMPBELL
GEORGE VINCENT BROADY
LYNN B. KINNEY
CANTRELL PARTNERS, LTD. PARTNERSHIP
THE LYNN A. BROADY, BRUNDE E. BROADY
   & JOHN M. BROADY SUTTMEIER
   OPPORTUNITY TRUST


EXHIBIT INDEX

Exhibit          Description

99.1.     List of Officers and Directors of BIPIELLE Bank (filed herewith).

99.2.      Stock Purchase Agreement, dated September 27, 2001, between Ultrak, Inc. and Niklaus Zenger
              (incorporated by reference to Exhibit 99.2 to the Statement on Schedule 13D filed by Victoria & Eagle
              Strategic Fund, Ltd. on October 29, 2001).

99.3.      Agreement dated October 29, 2001 between Niklaus Zenger and Victoria & Eagle Strategic Fund, Ltd.
              (incorporated by reference to Exhibit 99.3 to Amendment No. 1 to the Statement on Schedule 13D filed by Victoria & Eagle Strategic Fund, Ltd. on January 25, 2002).

99.4.      Share Purchase Agreement, dated October 23, 2001, between Niklaus Zenger and George Broady
              (incorporated by reference to Exhibit 99.4 to Amendment No. 1 to the Statement on Schedule 13D filed by Victoria & Eagle Strategic Fund, Ltd. on January 25, 2002).

99.5.      Amendment to the Share Purchase Agreement Dated November 7, 2001 (incorporated by reference to
              Exhibit 99.5 to Amendment No. 1 to the Statement on Schedule 13D filed by Victoria & Eagle Strategic
              Fund, Ltd. on January 25, 2002).

99.6.      Purchase and Voting Agreement, dated January 10, 2002, between Niklaus Zenger and Victoria & Eagle
              Strategic Fund, Ltd. (incorporated by reference to Exhibit 99.6 to Amendment No. 1 to the Statement on
              Schedule 13D filed by Victoria & Eagle Strategic Fund, Ltd. on January 25, 2002).

99.7.        Amendment to Purchase and Voting Agreement, dated June 10, 2002, between Niklaus Zenger and
              Victoria & Eagle Strategic Fund, Ltd. (previously filed).

99.8.       Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii) (previously filed).

EXHIBIT 99.1

BIPIELLE BANK BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Name	Office	Citizenship
Dr. Desiderio Zoncada	Chairman	Italy
Dr. Fabio M. Conti	Vice-Chairman	Italy
Dr. Franco Ambrosetti	Director	Switzerland
Ivo Alessiani	Director	Italy
Aleardo Cattaneo	Director	Switzerland
Dr. Gianpiero Fiorani	Director	Italy
Dr. Raffaele Michele Crippa	Director	Italy
Dr. Paolo Marmont Du Haut Champ	Director	Switzerland
Massimo Pedrazzini, Avvocato	Director	Switzerland
Dr. Fausto Liedi	Director	Switzerland
Lic. Iur. Hsg Hans-Peter Schwald	Director	Switzerland

Dr. Mauro Scalfi	General Manager	Italy
Dr. Gianfranco Basta	Deputy General Manager	Switzerland
Egidio Menclossi	Deputy General Manager	Italy
Aldo Brunella	Senior Vice-President	Switzerland
Guglielmo Vaucher De La Croix	Senior Vice-President	Switzerland
Massimo Bertini Morini	Vice-President	Switzerland
Fiorenzo Indi	Vice-President	Italy
Paolo Locatelli	Vice-President	Italy
Luca Occhetta	Vice President	Italy
Raffaele Miglietta	Vice-President	Switzerland
Bruno Moratti	Vice President	Switzerland
Federico Terssera	Vice-President	Italy
Marco Torti	Vice-President	Switzerland
Roberto Zambelli	Vice President	Italy